

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 9, 2009

By U.S. Mail and facsimile to (908) 781-2046

Mr. Jeffrey Carfora
Chief Financial Officer
Peakack-Gladstone Financial Corp.
158 Route 206 North
Gladstone, New Jersey 07934

      Re: Peapack-Gladstone Financial Corp.
              Form 10-K for the Fiscal Year December 31, 2008
              File No. 001-16197

Dear Mr. Carfora:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Amit Pande
                              Accounting Branch Chief